UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SABA CAPITAL CEF OPPORTUNITIES 1, LTD., and SABA CAPITAL MANAGEMENT, L.P., Plaintiffs, v. NUVEEN FLOATING RATE INCOME FUND, NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND, NUVEEN SHORT DURATION CREDIT OPPORTUNITIES FUND, NUVEEN GLOBAL HIGH INCOME FUND, NUVEEN SENIOR INCOME FUND; and TERENCE J. TOTH, JACK B. EVANS, WILLIAM C. HUNTER, ALBIN F. MOSCHNER, JOHN K. NELSON, JUDITH M. STOCKDALE, CAROLE E. STONE, MARGARET L. WOLFF, ROBERT L. YOUNG, and MATTHEW THORNTON III, in their capacity as Trustees of the Nuveen Trusts, Defendants.	Civil Action No. 1:21-cv-327 **COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiffs Saba Capital Management, L.P. ("Saba Capital") and Saba Capital CEF Opportunities 1, Ltd. ("Saba CEF 1") (together, "Saba"), for their Complaint against defendants Nuveen Floating Rate Income Fund ("JFR"), Nuveen Floating Rate Income Opportunity Fund ("JRO"), Nuveen Short Duration Credit Opportunities Fund ("JSD"), Nuveen Global High Income Fund ("JGH"), Nuveen Senior Income Fund ("NSL") (together, the "Trusts"); and Terence J. Toth, Jack B. Evans, William C. Hunter, Albin F. Moschner, John K. Nelson, Judith M. Stockdale, Carole E. Stone, Margaret L. Wolff, Robert L. Young, and Matthew Thornton III in their capacity as trustees of the Trusts (together, the "Trustees"; and collectively with the Trusts, "Defendants"), state as follows:

NATURE OF THE ACTION

1. This civil action arises from the Trusts' adoption of bylaws purporting to strip voting rights from shares acquired in a "Control Share Acquisition," which is defined to include the acquisition of shares constituting as little as 10% of the voting power of the Trusts. Amended and Restated Bylaws, art. IX (the "Vote-Stripping Amendment").

2. The Vote-Stripping Amendment violates the Investment Company Act of 1940 (the "40 Act"), pursuant to which all common shares "shall be a voting stock and have equal voting rights with every other outstanding voting stock." 15 U.S.C. § 80a-18(i).

3. As the beneficial owner of at least 9.9% of the outstanding common shares of each of the Trusts, Saba Capital and the funds it manages, including Saba CEF 1, have been harmed by the Vote-Stripping Amendment.

4. Saba seeks rescission of the Vote-Stripping Amendment pursuant to Section 47(b)(2) of the 40 Act. *Oxford Univ. Bank v. Lansuppe Feeder, LLC*, 933 F.3d 99, 109 (2d Cir. 2019) ("ICA § 47(b)(2) [15 U.S.C. § 80a-46(b)(1)] creates an implied private right of action for a party to a contract that violates the ICA to seek rescission of that violative contract.")

PARTIES

5. Plaintiff Saba Capital is a limited partnership organized under the laws of Delaware with its principal place of business located at 405 Lexington Avenue, New York, New York. It is the investment manager of Saba CEF 1 and other investment funds, which are collectively the beneficial owners of 11.7% of the outstanding shares of JFR, 11.1% of the outstanding shares of JRO, 12.0% of the outstanding shares of JSD, 9.9% of the outstanding shares of JGH, and 9.9% of the outstanding shares of NSL.

6. Plaintiff Saba CEF 1 is a Cayman Islands exempted company that currently beneficially holds common shares of each of the Trusts.

7. Defendant Nuveen Floating Rate Income Fund is a Massachusetts business trust, listed on the New York Stock Exchange under ticker symbol "JFR," which conducts substantial business in New York.

8. Defendant Nuveen Floating Rate Income Opportunity Fund is a Massachusetts business trust, listed on the New York Stock Exchange under ticker symbol "JRO," which conducts substantial business in New York.

9. Defendant Nuveen Short Duration Credit Opportunities Fund is a Massachusetts business trust, listed on the New York Stock Exchange under ticker symbol "JSD," which conducts substantial business in New York.

10. Defendant Nuveen Global High Income Fund is a Massachusetts business trust, listed on the New York Stock Exchange under ticker symbol "JGH," which conducts substantial business in New York.

11. Defendant Nuveen Senior Income Fund is a Massachusetts business trust, listed on the New York Stock Exchange under ticker symbol "NSL," which conducts substantial business in New York.

12. Defendant Terence J. Toth is a citizen of Illinois, a current trustee of the Trusts and has been a trustee of the Trusts since 2008.

13. Defendant Jack B. Evans is a citizen of Iowa, a current trustee of the Trusts, and has been a trustee of the Trusts since 1999.

14. Defendant William C. Hunter is a citizen of Iowa, a current trustee of the Trusts, and has been a trustee of the Trusts since 2003.

15. Defendant Albin F. Moschner is a citizen of Florida, a current trustee of the Trusts, and has been a trustee of the Trusts since 2016.

16. Defendant John K. Nelson is a citizen of Illinois, a current trustee of the Trusts, and has been a trustee of the Trusts since 2013.

17. Defendant Judith M. Stockdale is a citizen of Illinois, a current trustee of the Trusts, and has been a trustee of the Trusts since 1997.

18. Defendant Carole E. Stone is a citizen of New York, a current trustee of the Trusts, and has been a trustee of the Trusts since 2007.

19. Defendant Margaret L. Wolff is a citizen of New York, a current trustee of the Trusts, and has been a trustee of the Trusts since 2016.

20. Defendant Robert L. Young is a citizen of Ohio, a current trustee of the Trusts, and has been a trustee of the Trusts since 2017.

21. Defendant Matthew Thornton III is a citizen of Tennessee, a current trustee of the Trusts, and has been a trustee of the Trusts since 2020.

JURISDICTION AND VENUE

22. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the 40 Act, 15 U.S.C. § 80a-43, 28 U.S.C.A. § 1331, and 28 U.S.C. § 1391(b).

23. This Court has personal jurisdiction over the Trusts because each of the Trusts has sufficient minimum contacts within the District as to render the exercise of jurisdiction over Defendants by this Court permissible under traditional notions of due process and the law of the State of New York, including N.Y. C.P.L.R. 302, including by conducting continuous and systematic business in this District and causing harm to Saba in this District.

24. Venue is proper in this judicial district pursuant to 28 U.S.C. §§ 1391(b)-(c) because a substantial part of the events giving rise to the claim occurred in this District, Saba has been harmed in this District, and the Defendants are subject to personal jurisdiction in this District.

FACTUAL BACKGROUND

25. The Trusts are diversified, closed-end management investment companies registered under the 40 Act.

26. The Amended and Restated Bylaws of the Trusts, announced on October 5, 2020, purported to strip voting rights from shares acquired in a "Control Share Acquisition," which is defined to include the acquisition of shares constituting as little as 10% of the voting power of the Trusts (the "Vote-Stripping Amendment"). Amended and Restated Bylaws, art. IX. The Vote-Stripping Amendment denies "voting rights with respect to such Common Shares acquired in such Control Share Acquisition" unless authorized by the "affirmative vote of the holders of a majority of all of the Shares entitled to vote . . . excluding Interested Shares." *Id.* art. IX, §§ 9.3(d), 9.4(b).

27. The Vote-Stripping Amendment is unlawful under the 40 Act, including the "one-share, one-vote" principle enshrined in the 40 Act. Under the 40 Act, all common shares "shall be a voting stock and have equal voting rights with every other outstanding voting stock." 15 U.S.C. § 80a-18(i).

28. The Amended and Restated Bylaws are binding contracts between the Trusts and Saba.

29. As the beneficial owner of at least 9.9% of the outstanding common shares of each of the Trusts and a party to the illegal contract made by the Trusts, Saba Capital and the funds it manages, including Saba CEF 1, have been harmed by the Vote-Stripping Amendment. Funds managed by Saba, including Saba CEF 1, would have acquired additional shares in the Trusts but

of the potential conflict between the Vote-Stripping Amendment and 15 U.S.C. § 80a-18(i), but chose to adopt the Vote-Stripping Amendment anyway.

36. To the extent there is any doubt whether Saba's Demand has been rejected, irreparable injury to the Trusts would result if Saba were required to wait to assert derivative claims until after the expiration of the statutory period for response, including in light of upcoming shareholder meetings of the Trusts, currently scheduled for April 6, 2021. *See also ER Holdings, Inc. v. Norton Co.*, 735 F. Supp. 1094, 1100 (D. Mass. 1990) ("[S]hareholder disenfranchisement creates serious risk of irreparable harm." (citation omitted)).

FIRST CLAIM FOR RELIEF

(Rescission Under the Investment Company Act)

37. Saba repeats and realleges each of the allegations contained in paragraphs 1 through 36 above as if set forth in full herein.

38. The 40 Act provides a private right of action for a party to a contract that violates the 40 Act to seek rescission of that violative contract. *Oxford Univ. Bank v. Lansuppe Feeder, LLC*, 933 F.3d 99, 109 (2d Cir. 2019) ("ICA § 47(b)(2) [15 U.S.C. § 80a-46(b)(1)] creates an implied private right of action for a party to a contract that violates the ICA to seek rescission of that violative contract.").

39. The Trusts' Amended and Restated Bylaws constitute a binding contract between the Trusts and Saba.

40. The Vote-Stripping Amendment is unlawful under the 40 Act, rendering so much of the Amended and Restated Bylaws as includes the Vote-Stripping Amendment illegal under the 40 Act. For example, under the 40 Act, all common shares "shall be a voting stock and have equal voting rights with every other outstanding voting stock." 15 U.S.C. § 80a-18(i).

41. Absent relief from the Court, Saba will be irreparably harmed in its ability to beneficially own, hold, and/or acquire shares having the equal voting rights required by the 40 Act and in its ability to exercise its right to vote shares in the Trusts.

42. Saba has no adequate remedy at law.

SECOND CLAIM FOR RELIEF

(Declaratory Judgment)

43. Saba repeats and realleges each of the allegations contained in paragraphs 1 through 42 above as if set forth in full herein.

44. The Vote-Stripping Amendment prevents funds managed by Saba Capital, including Saba CEF 1, from acquiring voting stock in the Trusts with the "equal voting rights" to which such shares are entitled under 15 U.S.C. § 80a-18(i).

45. By adopting bylaws stripping such shares of their voting rights, the Trusts have created a substantial and immediate controversy between the parties, of sufficient immediacy and reality to warrant declaratory relief, as to whether doing so violates § 80a-18(i).

46. Accordingly, Saba seeks a declaratory judgment under 28 U.S.C. § 2201 et seq. to determine its rights and obligations, including whether the Vote-Stripping Amendment is illegal under 15 U.S.C. § 80a-18(i).

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment as follows:

a. Declaring that the Vote-Stripping Amendment of the Amended and Restated Bylaws violates the 40 Act, 15 U.S.C. § 80a-18(i).

b. Rescinding the Vote-Stripping Amendment, pursuant to 15 U.S.C. § 80a-46;

c. Permanently enjoining Defendants, their agents and representatives, and all other persons acting in concert with them, from applying the Vote-Stripping Amendment;

d. Awarding Saba costs and disbursements, including a reasonable allowance for Saba's attorneys' fees and experts' fees and pre- and post-judgment interest; and

e. Such other and further relief as the Court may deem necessary and proper.

DEMAND FOR JURY TRIAL

Pursuant to Rule 38 of the Federal Rules of Civil Procedure, Plaintiff hereby demands a trial by jury as to all issues so triable.

Dated: January 14, 2021

/s/ Jacob W. Buchdahl
Jacob W. Buchdahl
Arun Subramanian
Mark P. Musico
Bill O'Connell
SUSMAN GODFREY LLP
1301 Avenue of the Americas, 32nd Floor
New York, NY 10019
Tel: 212-336-8330
jbuchdahl@susmangodfrey.com
asubramanian@susmangodfrey.com
mmusico@susmangodfrey.com
boconnell@susmangodfrey.com

Attorneys for Plaintiffs

VERIFICATION

I, Paul Kazarian, being first duly sworn, depose and say that I have read the foregoing Complaint and know of its contents, that the facts stated therein are true to my own knowledge except as to those matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true. I hereby verify this Complaint.

Signed under penalty of perjury this 14th day of January 2021.

Paul Kazarian

Paul Kazarian